Exhibit 99.1
News release via Canada NewsWire, Toronto 416-863-9350

     Attention Business Editors:
     Scotiabank purchases Sun Life Financial's ownership stake in CI
     Financial

     TORONTO, Oct. 6 /CNW/ - Scotiabank (TSX/NYSE: BNS) today announced a strategic investment that will result in the purchase of Sun Life Financial's
("Sun Life" TSX/NYSE:SLF) ownership stake in CI Financial Income Fund ("CI";
TSX: CIX.UN).
     Scotiabank has agreed to purchase 104,609,895 trust units of CI from Sun
Life for approximately $2.3 billion in cash representing all of Sun Life's 37 per cent ownership stake in CI. Following the completion of this transaction
Scotiabank will have ownership of, or control over, 104,783,954 units, representing 37.6 per cent of the outstanding units of CI. The completion of this acquisition of CI units by Scotiabank is subject to the satisfaction or waiver of customary closing conditions, including the receipt of all applicable regulatory approvals.
     "This announcement is a significant step forward and demonstrates
Scotiabank's ongoing commitment to growing our wealth management business,"
said Rick Waugh, Scotiabank President and CEO. "We have seen solid growth in our wealth management products and services. Through this agreement we gain a significant stake in one of Canada's wealth management market leaders with a long track record of superior performance."
     CI is Canada's number three mutual fund company by assets under management. CI's excellence in fund management has been recognized with 19
Canadian Investment Awards over the past seven years, including Advisor's
Choice Favourite Investment Fund Company in 2005 and Analysts' Choice
Investment Fund Company of the Year in 2006 and 2007. In September, CI
reported that it led the market with $152 million in net sales.
     "This announcement is good news for both Scotiabank and CI Financial and is a strong statement of confidence in our firm," said William T. Holland,
CEO, CI Financial. "CI Financial has enjoyed a long relationship with
Scotiabank and this investment reflects Scotiabank's confidence in both our business today and our long-term potential."
     Scotia Securities Inc. (SSI), a wholly-owned subsidiary of Scotiabank, has been a consistently strong performer among mutual fund companies. For the past 30 months, SSI has had positive net long-term sales and last month led bank-owned companies in net sales, according to preliminary data from the
Investment Funds Institute of Canada. Today's announcement, combined with
Scotiabank's investment in DundeeWealth, further cements the Bank's strong position in the mutual fund industry.
     Sun Life Financial took an initial 30% stake in CI Financial in July,
2002.
     "CI is a strong, highly successful competitor with one of the strongest management teams in the Canadian mutual funds industry," said Donald A.
Stewart, Chief Executive Officer of Sun Life Financial.
     The transaction is expected to close in approximately 45 days, following the required notifications and regulatory approvals. Scotiabank has acquired ownership of the CI units as a strategic investment to continue Scotiabank's focus in the wealth management industry. Scotiabank may in the future acquire or dispose of additional securities of CI depending upon factors such as the business and prospects of CI and future market conditions. Scotiabank has relied upon the aggregation relief provided in Sections 5.1 and 5.2 of
National Instrument 62-103 in disclosing the number of units of CI owned or controlled by its business units. The number of units of CI disclosed above as being owned or controlled by Scotiabank includes 27,170 units of CI beneficially owned by Scotiabank and 146,889 units of CI over which control or direction is exercised by Scotia Cassels Investment Counsel Limited. Any units of CI owned or controlled by other business units or investment funds affiliated with Scotiabank have not been disclosed.
     Scotia Capital is acting as exclusive financial advisor to Scotiabank.

     <<
     Analyst Conference Call
     -----------------------
     An analyst conference call will take place on Monday, October 6, 2008 at
     8:30 a.m. EDT.
     Interested parties are invited to access the call live, in listen-only mode:
     Via telephone, toll-free, 1-800-731-6941 (please call
     five to 15 minutes in advance).

     Conference Call Archive
     -----------------------
     A telephone replay of the call will be available until Monday, October
     13, 2008 by calling 416-640-1917 (identification code 21285606 followed by the number sign).
     >>

     About CI Financial

     CI Financial Income Fund (TSX: CIX.UN) is an independent, Canadian-owned wealth management company with approximately $99 billion in fee-earning assets as of July 31, 2008. CI offers a broad range of investment products and services, including an industry-leading selection of investment funds, and is on the Web at www.ci.com/cix.

     About Sun Life

     Sun Life Financial is a leading international financial services organization providing a diverse range of protection and wealth accumulation products and services to individuals and corporate customers. Chartered in
1865, Sun Life Financial and its partners today have operations in key markets worldwide, including Canada, the United States, the United Kingdom, Ireland,
Hong Kong, the Philippines, Japan, Indonesia, India, China and Bermuda. As of
June 30, 2008, the Sun Life Financial group of companies had total assets under management of CDN $413 billion.
     Sun Life Financial Inc. trades on the Toronto (TSX), New York (NYSE) and
Philippine (PSE) stock exchanges under ticker symbol SLF.

     About Scotia Securities Inc. and Scotiabank

     Scotia Securities Inc. (SSI) is a wholly owned subsidiary of Scotiabank.
SSI offers a dual platform as the manager of one of Canada's top mutual fund companies and as a MFDA (Mutual Funds Dealers Association) dealer through the domestic Scotiabank branch network.
     Scotiabank is one of North America's premier financial institutions and
Canada's most international bank. With more than 60,000 employees, Scotiabank
Group and its affiliates serve approximately 12.5 million customers in some 50 countries around the world. Scotiabank offers a diverse range of products and services including personal, commercial, corporate and investment banking.
With $462 billion in assets (as at July 31, 2008), Scotiabank trades on the
Toronto (BNS) and New York Exchanges (BNS). For more information please visit
www.scotiabank.com.

     Forward-looking statements

     Our public communications often include oral or written forward-looking statements. Statements of this type are included in this document, and may be included in other filings with Canadian securities regulators or the U.S.
Securities and Exchange Commission, or in other communications. All such statements are made pursuant to the "safe harbour" provisions of the United
States Private Securities Litigation Reform Act of 1995 and any applicable
Canadian securities legislation. Forward-looking statements may include comments with respect to the Bank's objectives, strategies to achieve those objectives, expected financial results (including those in the area of risk management), and the outlook for the Bank's businesses and for the Canadian,
United States and global economies. Such statements are typically identified by words or phrases such as "believe," "expect," "anticipate," "intent,"
"estimate," "plan," "may increase," "may fluctuate," and similar expressions of future or conditional verbs, such as "will," "should," "would" and "could."
     By their very nature, forward-looking statements involve numerous assumptions, inherent risks and uncertainties, both general and specific, and the risk that predictions and other forward-looking statements will not prove to be accurate. Do not unduly rely on forward-looking statements, as a number of important factors, many of which are beyond our control, could cause actual results to differ materially from the estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to: the economic and financial conditions in Canada and globally; fluctuations in interest rates and currency values; liquidity; the effect of changes in monetary policy; legislative and regulatory developments in Canada and elsewhere, including changes in tax laws; operational and reputational risks;
the accuracy and completeness of information the Bank receives on customers and counterparties; the timely development and introduction of new products and services in receptive markets; the Bank's ability to expand existing distribution channels and to develop and realize revenues from new distribution channels; the Bank's ability to complete and integrate acquisitions and its other growth strategies; changes in accounting policies and methods the Bank uses to report its financial condition and the results of its operations, including uncertainties associated with critical accounting assumptions and estimates; the effect of applying future accounting changes;
global capital markets activity; the Bank's ability to attract and retain key executives; reliance on third parties to provide components of the Bank's business infrastructure; unexpected changes in consumer spending and saving habits; technological developments; fraud by internal or external parties, including the use of new technologies in unprecedented ways to defraud the
Bank or its customers; consolidation in the Canadian financial services sector; competition, both from new entrants and established competitors;
judicial and regulatory proceedings; acts of God, such as earthquakes and hurricanes; the possible impact of international conflicts and other developments, including terrorist acts and war on terrorism; the effects of disease or illness on local, national or international economies; disruptions to public infrastructure, including transportation, communication, power and water; and the Bank's anticipation of and success in managing the risks implied by the foregoing. A substantial amount of the Bank's business involves making loans or otherwise committing resources to specific companies, industries or countries. Unforeseen events affecting such borrowers, industries or countries could have a material adverse effect on the Bank's financial results, businesses, financial condition or liquidity. These and other factors may cause the Bank's actual performance to differ materially from that contemplated by forward-looking statements. For more information, see the discussion starting on page 56 of the Bank's 2007 Annual Report.
     The preceding list of important factors is not exhaustive. When relying on forward-looking statements to make decisions with respect to the Bank and its securities, investors and others should carefully consider the preceding factors, other uncertainties and potential events. The Bank does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by or on its behalf.

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     Additional information relating to the Bank, including the Bank's Annual
Information Form, can be located on the SEDAR website at www.sedar.com and on the EDGAR section of the SEC's website at www.sec.gov.

     %SEDAR: 00001289E          %CIK: 0000009631

     /For further information: Media Contacts: Frank Switzer, Scotiabank
Public Affairs, (416) 866-7238; Ann DeRabbie, Scotiabank Public Affairs, (416)
933-1344/
     (BNS. BNS)

CO:  Scotiabank

CNW 09:30e 06-OCT-08